Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-187386) and Registration Statement (No. 333-127493) on both Form S-8 of Cubic Corporation of our report dated June 21, 2013, with respect to the statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule as of December 31, 2012, which report appears in the December 31, 2012, annual report on Form 11-K of the Cubic Applications, Inc. 401(k) Retirement Plan.

/s/ MAYER HOFFMAN McCANN P.C.

San Diego, California

June 21, 2013